Exhibit 99.1

Bilibili Inc. Announces First Quarter 2019 Financial Results

SHANGHAI, May 13, 2019 — Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI), a leading online entertainment platform for young generations in China, today announced its unaudited financial results for the first quarter ended March 31, 2019.

First Quarter 2019 Financial and Operational Highlights:

•                  Total net revenues  reached RMB1,373.5 million (US$204.7 million), a 58% increase from the same period in 2018.

•                  Net loss was RMB195.6 million (US$29.2 million) and net loss margin was 14%, compared to net loss of RMB57.8  million and net loss margin of 7% in the same period in 2018.

•                  Adjusted net loss1 was RMB145.4  million (US$21.7 million) and adjusted net loss margin1 was 11%, compared to adjusted net loss of RMB3.2 million and adjusted net loss margin of 0.4% in the same period in 2018.

•                  Average monthly active users (MAUs2) reached 101.3 million, mobile MAUs reached 88.6 million, representing increases of 31% and 39% from the same period in 2018, respectively.

•                  Average monthly paying users3 reached 5.7 million, a 132% increase from the same period in 2018. Average monthly paying users for mobile games reached 1.0 million, a 23% increase from the same period in 2018.

“We began the year on a strong note with continued growth of both our user base and topline,” said Mr. Rui Chen, Chairman of the Board and Chief Executive Officer of Bilibili. “With an increasing number of talented content creators producing diverse, high quality content, along with our expanding live-broadcasting and comics offerings, we are attracting more users to our platform and gaining substantial traction. For the first quarter, our MAUs grew by 31% to 101.3 million and our mobile MAUs grew by 39% to 88.6 million, both on a year-over-year basis. At the same time, our user engagement is higher than ever reaching a milestone of 30 million DAUs in the first quarter. Looking ahead, our focus for 2019 remains on continued user growth and enhancing our commercialization capabilities. We have a number of initiatives underway to support this goal, including rolling out new and diversified games titles, further advancing our live broadcasting and value-added service streams, and progressing our new business initiatives for our growing community.”

Mr. Sam Fan, Chief Financial Officer of Bilibili said, “During the first quarter, our total net revenues increased 58% year-over-year reaching RMB1.37 billion, exceeding the high-end of our guidance. We maintained a healthy revenue mix, with our non-games business lines growing by 179%, year-over-year. As our commercialization strategy progresses, the number of average monthly paying users more than doubled in the first quarter reaching 5.7 million, particularly across our games, premium memberships and comic businesses. We are also pleased to have successfully raised approximately US$734 million of net proceeds in our recent capital raise after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company. With these funds, we expect to have sufficient cash reserves to support our growth initiatives.”

First Quarter 2019 Financial Results

Total net revenues. Total net revenues were RMB1,373.5 million (US$204.7 million), representing an increase of 58% from the same period of 2018.

Mobile games. Revenues from mobile games were RMB873.5 million (US$130.2 million), representing an increase of 27% from the same period of 2018. The increase was primarily due to the increasing popularity of mobile game Fate/Grand Order (“FGO”), particularly with the major content update Chapter 2.0, which was revealed in early February 2019.

Live broadcasting and Value-added services (VAS). Revenues from live broadcasting and VAS were RMB291.7 million (US$43.5 million), representing an increase of 205% from the same period of 2018, mainly attributable to the Company’s enhanced monetization efforts, led by increases in the number of paying users for the live broadcasting services and the Company’s premium membership program.

Advertising. Revenues from advertising were RMB112.5 million (US$16.8 million), representing an increase of 60% from the same period of 2018. This increase was primarily attributable to the ramp-up of brand advertising and performance-based advertising driven by further recognition of Bilibili’s brand name in China’s online advertising market.

E-commerce and others. Revenues from e-commerce and others were RMB95.9 million (US$14.3 million), representing an increase of 621% from the same period of 2018, primarily attributable to the increase in sales of products through the Company’s e-commerce platform.

Cost of revenues. Cost of revenues increased by 81% to RMB1,184.2 million (US$176.5 million), compared to RMB654.9 million in the same period of 2018. Revenue-sharing cost, a key component of cost of revenues, was RMB551.7 million (US$82.2 million), representing an increase of 65% from the same period in 2018.

Gross profit. Gross profit was RMB189.3 million (US$28.2 million), representing a decrease of 11% from the same period of 2018.

Total operating expenses. Total operating expenses were RMB496.0 million (US$73.9  million), representing an increase of 73% from the same period of 2018.

Sales and marketing expenses. Sales and marketing expenses were RMB181.5 million (US$27.0 million), representing a 130% increase year-over-year. The increase was primarily attributable to the increased channel and marketing expenses associated with Bilibili’s app and brand, including promotional activities for offline events, as well as promotional expenses for the Company’s mobile games, and an increase in headcount in sales and marketing personnel.

General and administrative expenses. General and administrative expenses were RMB128.5 million (US$19.1 million), representing a 25% increase year-over-year. The increase was primarily due to increased general and administrative personnel related expenses and increased amortization expense related to intangible assets acquired through business acquisitions, and partially offset by one-time share-based compensation expense with an IPO condition recorded in the first quarter of 2018.

Research and development expenses. Research and development expenses were RMB186.1 million (US$27.7 million), representing a 76% increase year-over-year. The increase was primarily due to increased headcount in research and development personnel and other increased research and development expenses.

Loss from operations. Loss from operations was RMB306.7 million (US$45.7 million), compared to RMB74.3 million in the same period of 2018.

Investment income, net. Investment income, net was RMB82.0 million (US$12.2 million), representing an increase of 222% from the same period of 2018. The increase was primarily due to the gain arising from the disposal of the Company’s interest in one of its investees during the first quarter of 2019.

Income tax expense. Income tax expense was RMB8.2 million (US$1.2 million), compared to RMB3.2 million in the same period of 2018.

Net loss. Net loss was RMB195.6 million (US$29.2 million), compared to RMB57.8 million in the same period of 2018.

Adjusted net loss.1 Adjusted net loss, which is a non-GAAP measure that excludes share-based compensation expenses and amortization expense related to intangible assets acquired through business acquisitions, was RMB145.4  million (US$21.7 million) compared to RMB3.2 million in the same period of 2018.

Basic and diluted EPS and adjusted basic and diluted EPS. Basic and diluted net loss per share were RMB0.60 (US$0.09 ), compared to RMB1.73 in the same period of 2018. Adjusted basic and diluted net loss per share were RMB0.44  (US$0.06 ), compared to RMB0.94 in the same period of 2018.

Cash and cash equivalents and time deposits. As of March 31, 2019, the Company had cash and cash equivalents, as well as time deposits of RMB3.5 billion (US$519.1 million), compared to RMB4.3 billion as of December 31, 2018.

Recent Developments

On April 5, 2019, the Company completed the offering of US$500 million in aggregate principal amount of convertible senior notes due 2026 (the “Notes”), with interest at a rate of 1.375% per year, including US$70 million in aggregate principal amount to cover overallotments.

The Company also closed the concurrent offering of 14,173,813 American depositary shares (the “ADSs”), at US$18.00 per ADS on the same day (the “Primary Offering”). In addition, certain selling shareholders completed the offering of 6,526,187 ADSs of the Company at the same price.

The Company received a total of approximately US$733.9 million of net proceeds from the Primary Offering and the Notes, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company.

The Company plans to use the new proceeds from the Primary Offering and the Notes for enriching contents offerings, investing in research and development, and other general corporate purposes.

Outlook

For the second quarter of 2019, the Company currently expects net revenues to be between RMB1.45 billion and RMB1.49 billion.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

1 Adjusted net loss, adjusted net loss margin and adjusted basic and diluted EPS are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

2 Starting from the first quarter of 2019, we count mobile MAUs of Bilibili Comic and Maoer towards our MAUs. Bilibili Comic is a mobile application offering comic content the Company launched in November 2018. Maoer is a platform that offers audio drama. In December 2018, Company increased its shareholdings to 80.5% in Maoer Inc., operator of Maoer app. In the first quarter of 2019, Bilibili Comic and Maoer in an aggregate contributed to 3.2 million of our MAUs.

3 The paying users are calculated by number of users who paid for games, live broadcasting, premier membership, Bilibili Comics services and Maoer, after eliminating duplicates of users paid for multiple services other than users of Maoer. We add the number of paying users of Maoer towards our total paying users without eliminating duplicates.

Conference Call

The Company’s management will host an earnings conference call at 9:00 PM U.S. Eastern Time on May 13, 2019 (9:00 AM Beijing/Hong Kong time on May 14, 2019).

Dial-in details for the earnings conference call are as follows:

United States: +1-866-519-4004

International: +65-6713-5090

Hong Kong: 800-906-601

China: 400-620-8038

Conference ID: 1966695

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Bilibili Inc.”

Additionally, a live and archived webcast of the conference call and investor presentation will be available on the Company’s investor relations website at http://ir.bilibili.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call through May 20, 2019, by dialing the following telephone numbers:

United States: +1-855-452-5696

International: +61-2-8199-0299

Hong Kong: 800-963-117

China: 400-632-2162

Replay Access Code: 1966695

About Bilibili Inc.

Bilibili represents the iconic brand of online entertainment with a mission to enrich the everyday life of young generations in China. Bilibili is a full-spectrum online entertainment world covering a wide array of genres and media formats, including videos, live broadcasting and mobile games. Bilibili provides an immersive entertainment experience and high-quality content that caters to the evolving and diversified interests of its users and communities, and has built its platform based on the strong emotional connections of Bilibili’s users to its content and communities.

For more information, please visit: http://ir.bilibili.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted net loss, adjusted net loss margin and adjusted net loss per share, basic and diluted, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses and amortization expense related to intangible assets acquired through business acquisitions, which are non-cash charges. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.7112  to US$1.00, the exchange rate on March 29, 2019 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the Outlook and quotations from management in this announcement, as well as Bilibili’s strategic and operational plans, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509 9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

BILIBILI INC.

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31,	December 31,	March 31,
	2018	2018	2019
	RMB	RMB	RMB

Net revenues:
Mobile games	688,496	712,842	873,455
Live broadcasting and VAS	95,764	201,824	291,652
Advertising	70,444	159,917	112,499
E-commerce and others	13,304	80,962	95,901
Total net revenues	868,008	1,155,545	1,373,507
Cost of revenues	(654,927)	(958,501)	(1,184,191)
Gross profit	213,081	197,044	189,316

Operating expenses:
Sales and marketing expenses	(78,894)	(182,257)	(181,487)
General and administrative expenses	(102,557)	(150,063)	(128,487)
Research and development expenses	(105,906)	(153,483)	(186,075)
Total operating expenses	(287,357)	(485,803)	(496,049)
Loss from operations	(74,276)	(288,759)	(306,733)

Other income:
Investment income, net	25,460	75,113	82,047
Interest income	842	26,347	24,407
Exchange losses	(9,967)	(4,525)	(2,101)
Other, net	3,312	10,046	14,930
Total other income	19,647	106,981	119,283
Loss before income tax	(54,629)	(181,778)	(187,450)
Income tax	(3,174)	(9,046)	(8,188)
Net loss	(57,803)	(190,824)	(195,638)
Accretions to Pre-IPO preferred shares redemption value	(63,197)	—	—
Net loss attributable to noncontrolling interests	950	10,852	9,678
Net loss attributable to the Bilibili Inc.’s shareholders	(120,050)	(179,972)	(185,960)

Net loss per share, basic	(1.73)	(0.59)	(0.60)
Net loss per ADS, basic		(0.59)	(0.60)
Net loss per share, diluted	(1.73)	(0.59)	(0.60)
Net loss per ADS, diluted		(0.59)	(0.60)
Weighted average number of ordinary shares, basic	69,336,926	307,015,929	311,841,813
Weighted average number of ADS, basic		307,015,929	311,841,813
Weighted average number of ordinary shares, diluted	69,336,926	307,015,929	311,841,813
Weighted average number of ADS, diluted		307,015,929	311,841,813

The accompanying notes are an integral part of this press release.

BILIBILI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31,	December 31,	March 31,
	2018	2018	2019
	RMB	RMB	RMB

Share-based compensation expenses included in:
Cost of revenues	8,680	5,019	5,074
Sales and marketing expenses	3,548	2,890	3,122
General and administrative expenses	33,515	14,939	13,225
Research and development expenses	7,876	12,571	13,827
Total	53,619	35,419	35,248

BILIBILI INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	December 31,	March 31,
	2018	2019
	RMB	RMB

Assets
Current assets:
Cash and cash equivalents	3,540,031	2,714,625
Time deposits	749,385	769,229
Accounts receivable, net	324,392	541,558
Receivables due from related parties	—	23,867
Prepayments and other current assets	990,851	1,198,124
Short-term investments	945,338	1,059,509
Total current assets	6,549,997	6,306,912
Non-current assets:
Property and equipment, net	394,898	362,931
Production cost	204,231	218,585
Intangible assets, net	1,419,435	1,363,524
Goodwill	941,488	941,488
Long-term investments	979,987	1,228,060
Other long-term assets[4]	—	252,513
Total non-current assets	3,940,039	4,367,101
Total assets	10,490,036	10,674,013
Liabilities
Current liabilities:
Accounts payable	1,307,598	1,424,617
Salary and welfare payables	246,815	148,219
Taxes payable	38,505	40,904
Short-term loans	—	100,000
Deferred revenue	985,143	1,288,893
Accrued liabilities and other payables[4]	670,442	484,377
Amount due to related parties	50,331	30,180
Total current liabilities	3,298,834	3,517,190
Non-current liabilities :
Other long-term liabilities[4]	—	218,083
Total non-current liabilities	—	218,083
Total liabilities	3,298,834	3,735,273

Total Bilibili Inc.’s shareholders’ equity	6,950,796	6,703,813
Noncontrolling interests	240,406	234,927
Total shareholders’ equity	7,191,202	6,938,740

Total liabilities and shareholders’ equity	10,490,036	10,674,013

4. The Company has adopted ASU No. 2016-02, “Leases,” beginning January 1, 2019 on a modified retrospective basis. As a result of adoption of the standard, the Company recognized RMB252.5 million of other long-term assets, RMB47.1 million of short-term leasing liabilities recorded in accrued liabilities and other payables, and RMB218.1 million of other long-term liabilities on its consolidated balance sheet as of March 31, 2019.

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results

All amounts in thousands, except for share and per share data

	For the Three Months Ended
	March 31,	December 31,	March 31,
	2018	2018	2019
	RMB	RMB	RMB

Net loss	(57,803)	(190,824)	(195,638)
Add:
Share-based compensation expenses	53,619	35,419	35,248
Amortization expense related to intangible assets acquired through business acquisitions	1,022	3,366	15,014
Adjusted net loss	(3,162)	(152,039)	(145,376)

Net loss attributable to the Bilibili Inc.’s shareholders	(120,050)	(179,972)	(185,960)
Add:
Share-based compensation expenses	53,619	35,419	35,248
Amortization expense related to intangible assets acquired through business acquisitions	1,022	3,366	15,014
Adjusted net loss attributable to the Bilibili Inc.’s shareholders	(65,409)	(141,187)	(135,698)
Adjusted net loss per share, basic	(0.94)	(0.46)	(0.44)
Adjusted net loss per ADS, basic		(0.46)	(0.44)
Adjusted net loss per share, diluted	(0.94)	(0.46)	(0.44)
Adjusted net loss per ADS, diluted		(0.46)	(0.44)
Weighted average number of ordinary shares, basic	69,336,926	307,015,929	311,841,813
Weighted average number of ADS, basic	—	307,015,929	311,841,813
Weighted average number of ordinary shares, diluted	69,336,926	307,015,929	311,841,813
Weighted average number of ADS, diluted	—	307,015,929	311,841,813